TASHLIK, KREUTZER, GOLDWYN & CRANDELL P.C.

40 Cuttermill Road

Great Neck, NY 11021

WWW.TKGCLAW.COM

MARTIN M. GOLDWYN

MGOLDWYN@TKGCLAW.COM

April 16, 2010

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

Re:	Hi-Tech Pharmacal Co., Inc.
Registration Statement on Form S-3 filed March 12, 2010
File No. 333-165439

Dear Mr. Riedler:

On behalf of Hi-Tech Pharmacal Co., Inc. (“Hi-Tech” or the “Company”), we confirm receipt of the letter dated March 26, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-3 (the “Form S-3”). We are responding to the Staff’s comments on behalf of Hi-Tech as set forth below. The Staff’s comments are set forth below in bold and correspond to the Staff’s letter. Hi-Tech’s responses follow the Staff’s comments.

Simultaneously with the filing of this letter, Hi-Tech is filing Amendment No. 1 to Form S-3 (“Amendment No. 1”), which incorporates Hi-Tech’s responses to the Staff’s comments. Courtesy copies of this letter and Amendment No. 1, which is specifically marked to show changes made to the Form S-3, are being submitted to the Staff via Federal Express.

Information Incorporated by Reference, Page 42

1.	Please revise this section to incorporate by reference the Form 8-K’s filed by
Hi-Tech Pharmacal Co., Inc. on June 25, 2009, March 12, 2010 and March 22, 2010.

Jeffrey P. Riedler

April 16, 2010

Please be advised that Amendment No. 1 updates the Form S-3 and incorporates by reference the Company’s Current Reports on Form 8-K filed on June 25, 2009, March 12, 2010 and March 22, 2010.

Signatures, Page 57

2.	Please designate which signatory is signing as your principal accounting officer or controller. If an officer is signing in more than one capacity, such as principal financial officer and controller, then you should indicate that the officer is signing in both capacities.

Please be advised that Mr. William Peters will be signing as Hi-Tech’s principal accounting officer and principal financial officer and Amendment No. 1 to Form S-3 has been revised to indicate that he is signing in both capacities.

If the Staff has any additional questions or comments, please direct them to the undersigned at (516) 466-8005.

Very truly yours,

/s/ Tashlik, Kreutzer, Goldwyn & Crandell P.C.

cc:	Mr. David S. Seltzer